Tallahassee Office	Tampa Office
2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idhlaw.com	500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idhlaw.com

REPLY TO TALLAHASSEE OFFICE

February 25, 2005

Christian Windsor, Esq. Special Counsel Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	VIA FEDERAL EXPRESS

RE:	Partners Financial Corporation Form SB-2; Filed October 29, 2004;

    Amended December 9, 2004 and January 7, 2005; File No. 333-120068

Dear Mr. Windsor:

Enclosed, please find clean and marked copies of Pre-effective Amendment Number Three to Partners Financial Corporation’s Registration Statement on Form SB-2. Also enclosed is a copy of our transmittal letter of the same documents to the Office of Thrift Supervision (“OTS”). Although we still have objections to the OTS’ extra-jurisdictional involvement in this process, we believe we have presented a compromise that should satisfy it.

After you have had a chance to review the enclosures, please do not hesitate to call me or George Igler at (850) 878-2411 with any questions or comments.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:	Jessica Livingston, Esq., Securities and Exchange Commission

Mr. Sharon M. Johnson, Securities and Exchange Commission

Mr. Don Walker, Securities and Exchange Commission